October 27, 2009

United States

Securities and Exchange Commission

Washington, D.C. 20549-0402

Attn:	Juan Migone, Division of Corporation Finance
Facsimile:	703-813-6967

RE:	Archon Corporation
Form 10-K (For The Year Ending September 30, 2008)
File No. 001-09481

Dear Mr. Migone:

In response to your inquiry of September 30, 2009, the following are Archon Corporation’s (the “Company”) responses:

1.	There are no “results of operations” to discuss related to the Rental Properties. These are only bookkeeping entries to record the loan and interest payments that were made by the renters. Although the Rental Properties comprise the majority of our identifiable assets, they have influenced our results of operations only by the amount the tenants have paid down the associated debt. See Note 5 Rental Property Held For Investment, on page 35. For both properties, it states: “Under the lease, the tenant is responsible for substantially all obligations related to the property.”

2.	The results for the Gaithersburg property in the table on page 17 are hereby amended, as follows:

	Payments Due By Period
	2009	2010	2011	2012	2013	2014 and Thereafter	Total
	(Amounts in Thousands)
Nonrecourse debt:
Gaithersburg	$2,829	$3,186	$3,573	$3,987	$4,447	$25,107	$43,129
Sovereign						31,199	31,199
Long-term debt:
Equipment	82						82
Mortgage obligation	9,844						9,844
Operating leases:
Ground lease	388	388	388	388	388	25,237	27,177
Corporate offices	31						31

	$13,174	$3,574	$3,961	$4,375	$4,835	$81,543	$111,462

3.	The “non-recourse” notes associated with the Rental Properties are discussed on: Page 2, Rental Properties; Page 7, Properties; Page 12, Rental Properties; Page 17, Contractual obligations and commitments; Page 35, Rental Property Held For Investment; Page 35, Sale Of Gaithersburg Property; Page 36, Nonrecourse Debt Obligations; Page 45, Gaithersburg Property.

In future filings, the Company will add a paragraph under Liquidity and Capital Resources, including information already disclosed in all of these other areas.

4.	After review and further consideration of FASB Accounting Standards Codification 360-10-45-9 (a. through f.), we agree with the Staff that our real property currently classified as “Land Held for Sale” should be reclassified as “Rental Property Held for Investment”.

5.	Please refer to number “4.” above.

6.	The following is a component breakdown of Other Revenue totaling $6,610,598:

	2008	2007
Rent	$4,395,437	$1,676,534
Retail	888,671	1,874,462
Miscellaneous	1,326,490	1,392,230

Total other income	$6,610,598	$4,943,226

The Company will include this information in future filings.

7.	The calculation of this gain is explained on: Page 32, Deferred Gain from Sale and Extension of Land Purchase Option; Page 34, Termination of Option to Purchase Las Vegas Boulevard Land; Page 45, Option Agreement.

The last sentence in Note 4 on page 34 and 35 is: “This income is the sum of all payments made to SLVC under the terms of the Agreement prior to termination of the option.”

With respect to the accounting guidance, we used FAS 66 for the down payment requirements and the recording of profit. According to FAS 66 if we did not get the adequate amount paid initially, we were required to record the option payments as a liability using the deposit method. According to the referenced FAS, it did not matter that the option payments were nonrefundable. Accordingly all payments received over the course of the total option period were recorded as a current liability on the balance sheet.

With respect to how our treatment of the “Gain on termination of land sale option” is consistent with FASB paragraph 360-20-40-45, profit was not recognized until the option terminated or in other words, expired.

8.	FASB paragraph 360-20-40-45 includes: “Proceeds from the issuance of the Option by a property owner shall be accounted for as a deposit.” Under the Deposit Method, FASB paragraph 360-20-55-19, states: “When a contract is cancelled without a refund, deposits forfeited are recognized as income. When deposits on retail land sales are ultimately recognized as sales, the interest portion is recognized as interest income.” After the option terminated on 06/03/08 all the deposits were recognized as income, and all the interest earned on those deposits was recognized as interest income.

9.	Based upon further review of the Statement of Cash Flows, specifically with regards to “Loss on sale of marketable securities” totaling $2.4 million, this amount should have been reflected as a “Gain on sale of marketable securities” under the Investing Activities within our cash flow statement. We will reflect this change in our future filings. Also our disclosure on page 31 is amended, as follows:

Included in “Interest and other income” on the consolidated statements of operations are approximately $2,354,000 and $175,000 of realized gains for the years ended September 30, 2008 and 2007, respectively. The Company recorded approximately ($5,097,298) and $2,198,211 of other comprehensive income (loss) associated with unrealized gains (losses) on these investments during the years ended September 30, 2008 and 2007, respectively. Through December 31, 2008, the Company experienced a $2.8 million further decline in the value of these investments.

10.	The following table reports the net unrealized gains and net unrealized losses as presented in Other Comprehensive Income, which we will include in future filings.

	2008
	Unrealized Gain	Unrealized Losses	Deferred (Taxes) / Benefit	Other Comprehensive Income or Loss
Debt securities	$0	$(282,655)	$98,929	$(183,726)
Equity securities	197,658	(1,414,969)	426,059	(791,252)

Total	$197,658	$(1,697,624)	$524,988	$(974,978)

	2007
	Unrealized Gain	Unrealized Losses	Deferred (Taxes) / Benefit	Other Comprehensive Income or Loss
Debt securities	$1,250	$(172,886)	$60,274	$(111,362)
Equity securities	6,568,330	(43,184)	(2,291,464)	4,233,682

Total	$6,569,580	$(216,070)	$(2,231,190)	$4,122,320

11.	The Company intends on including the following information in the disclosure to the notes to the financial statement for future filings, so long as it remains applicable:

Marketable securities held by Merrill Lynch and MorganStanley SmithBarney (the holding companies) are held for an indefinite period of time and thus are classified as available-for-sale securities. Realized investment gains and losses are included in the consolidated statement of income, as are provisions for other than temporary declines in the market value of available for-sale-securities. Unrealized gains and unrealized losses deemed to be temporary are excluded from earnings (losses), net of applicable taxes, as a component of other comprehensive income (loss). Factors considered in judging whether an impairment is other than temporary include the financial condition, business prospects and creditworthiness of the issuer, the length of time that fair value has been less than cost, the relative amount of decline, and the Company’s ability and intent to hold the investment until the fair value recovers. During 2008, the Company did not record an impairment charge regarding its investment in marketable securities because, based on management’s evaluation of the circumstances, management believed that the decline in fair value below the cost of certain of the Company’s marketable securities was temporary.

Realized gains or losses on the sale of marketable securities are determined using the specific-identification method.

12.	The Company recognizes the need to amend disclosure and plans to include the following in this and all future filings:

The Company classifies securities that have a readily determinable fair value and are not bought and not held principally for the purpose of selling them in the near term as securities available-for-sale, pursuant to FAS 115 Accounting for Certain Investment in Debt & Equity Securities. Under FAS 115, unrealized holding gains and losses for available-for-sale securities shall be excluded from earnings and reported in other comprehensive income until realized.

13.	Upon further review, the depreciation expense on our rental properties indicated on page 12 needs to be corrected to show $2.6 million annually instead of $3.2 million. The decrease in accumulated depreciation is a result of the impairment write-down of the Pioneer Hotel & Gambling Hall assets as described under Long-Lived Assets on page 31 and 32.

Description	Depreciable Basis	Accumulated Depreciation Thru 09/08	Net Value	Impairment Write-down	Adjusted Book Value
Land used in operations	$7,925,589	$0	$7,925,589	$(4,000,000)	$3,925,589
Buildings and improvements	34,344,952	(19,875,105)	14,469,847	(6,587,567)	7,882,280
Machinery and equipment	8,021,316	(6,890,087)	1,131,229	(412,433)	718,796

Totals	$50,291,857	$(26,765,192)	$23,526,665	$(11,000,000)	$12,526,665

As shown in the above table, the Pioneer assets were written down by the amount of the accumulated depreciation in the amount of $26,765,192 plus the loss on impairment of assets in the amount of $11,000,000. For the facts and circumstances surrounding this change see (14) below.

The following table shows a roll-forward of gross carrying value and accumulated depreciation roll-forward by asset class, which the Company will include in future filings.

Description	Carrying Value 09/30/2007	Additions and Deletions FY 2008	Depreciation FY 2008	Impairment Write Down FY 2008	Carrying Value 09/30/2008
Rental property held for investment:
Las Vegas Strip—Land	$21,504,400	$0	$0	$0	$21,504,400
Washoe County—Land	55,700				55,700

Gaithersburg—Warehouse:
Land	23,000,000				23,000,000

Description	Carrying Value 09/30/2007	Additions and Deletions FY 2008	Depreciation FY 2008	Impairment Write Down FY 2008	Carrying Value 09/30/2008
Buildings & Improvements	36,600,000				36,600,000
Machinery & Equipment	3,000,000				3,000,000
Allowance for depreciation	(9,023,750)		(915,000)		(9,938,750)

	53,576,250		(915,000)		52,661,250

Dorchester—Warehouse
Land	15,000,000				15,000,000
Buildings & Improvements	67,418,633				67,418,633
Machinery & Equipment	0				0
Allowance for depreciation	(11,095,945)		(1,685,460)		(12,781,405)

	71,322,688		(1,685,460)		69,637,228

Subtotal	146,459,038		(2,600,460)		143,858,578

Property used in operations:
Archon Corporate Offices:
Land	0				0
Buildings & Improvements	68,920				68,920
Machinery & Equipment	998,655	99,095			1,097,750
Allowance for depreciation	(671,196)		(111,803)		(782,999)

	396,379	99,095	(111,803)		383,671

Pioneer Hotel & Gambling Hall:
Land	7,925,589			(4,000,000)	3,925,589
Buildings & Improvements	34,344,952			(26,462,672)	7,882,280
Machinery & Equipment	7,647,535	373,781		(7,302,520)	718,796
Allowance for depreciation	(25,488,981)		(1,276,211)	26,765,192	0

	24,429,095	373,781	(1,276,211)	(11,000,000)	12,526,665

Subtotal	24,825,474	472,876	(1,388,014)	(11,000,000)	12,910,336

Property and equipment, net	$171,284,512	$472,876	$(3,988,474)	$(11,000,000)	$156,768,914

14.	Per FAS 144, a long-lived asset (asset group) shall be tested for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Example (f) of such events or changes is as follows:

“A current-period operating or cash flow loss combined with a history of operating or cash flow losses or a projection or forecast that demonstrates continuing losses associated with the use of a long-lived asset.” For 2008, the Pioneer had an operating loss of approximately $2 million, and schedule AG33.2 shows a history of operating and cash flow losses, clearly demonstrating an expectation of continuing losses.

Schedule AG33.2 also demonstrates that, with consistent negative operating cash flows over the past 5 years, and no expectation of significant future improvement, it is unlikely that the carrying amount of the Pioneer productive assets could be recovered over any reasonable term.

The asset group considered for impairment consists of the productive assets (land, buildings, and FF&E) of the Pioneer Hotel and Casino in Laughlin, Nevada. Other assets and liabilities of the Pioneer are considered likely to be recovered at carrying amount and, therefore are not considered in this analysis.

A test for impairment was made at the end of the 2nd quarter (March 31, 2008) and it was determined that no impairment was needed at that time, since in the judgment of management the above described change in circumstances had not yet become apparent. Management felt that the underperformance of the Pioneer was a result of the general downturn in the economy and, at that time, the Pioneer was gaining market share when compared to its local competition. Events that occurred in the 4th quarter (ended September 30, 2008) demonstrated to management that the Pioneer would be underperforming for the foreseeable future. These events include numerous bank failures, a serious stock market decline, the reporting of significant declines in gaming revenues in the area, and significant and continuing declines in the housing and labor markets. Therefore, management is of the opinion that recording the impairment loss in the 4th quarter was appropriate.

Since the asset group failed the cash flow recovery test, the next step was to compare the carrying amount of the asset group with its fair value. Management had the asset group appraised (the Snyder Appraisal) at a fair value of $10,330,000. Kathe Nylen of the PBTK appraisal division reviewed the Snyder Appraisal and found it to be somewhat superficial in certain respects. Without getting into more detail with regard to the deficiencies of the appraisal, it has been determined that only limited reliance should be placed upon it.

The Snyder Appraisal indicated an impairment adjustment of approximately $13,000,000. Using the 2006 (the latest fiscal year prior to the current recession) EBIDA and using the same 15% capitalization rate as in the Snyder Appraisal, the impairment adjustment would be approximately $9,000,000. This analysis indicates a range of loss between $9,000,000 and $13,000,000. Any loss determined by management within this range was acceptable to our auditors, PBTK. For example, the simple average of these two calculations, $11,000,000 could be used. To test this possibility, we calculated a theoretical EBIDA for 2008 by applying the forecasted departmental cost and expense ratios of the Snyder Appraisal to the actual revenues of that year. This procedure yielded an impairment adjustment of approximately $11,000,000, the same as the mid point of the above range. Management decided to use $11,000,000 as the amount of the impairment loss, with which our auditors concurred.

On the “land analysis”, we calculated the fair value of the land, fee simple and leasehold, to be approximately $4,000,000, using a method and rate suggested by Kathe Nylen, from our PBTK auditors. Since the carrying amount of the land was approximately $8,000,000, they suggested allocating $4,000,000 of the impairment adjustment to the land, with the balance of $7,000,000 (if the midpoint of the range is used) being allocated proportionally to the other classes within the asset group.

The Company plans to provide the disclosure requirements set forth in paragraph 360-10-50-2 of the FASB Accounting Standards Codification in future filings.

15.	The following is the language the Company will use in this disclosure under Revenue Recognition and in future filings:

Rental revenue from rental properties is recognized as earned on a straight-line basis over the term of the lease. When rental payments received exceed rents earned and recognized, the difference is recorded as deferred rent income in the current liabilities section of the balance sheet, and conversely, when rents earned and recognized exceed rental payments received, the difference is recorded as other assets. See Notes 6 and 20

16.	Pursuant to the changes included in question “4.” above, we will revise this and all future filings to include the Las Vegas Strip property as “Rental property held for investment.”

Segment information should be revised as follows:

The Company’s continuing operations are in the hotel/casino industry and rental properties. The Company’s hotel/casino operations are conducted at the Pioneer in Laughlin, Nevada. As discussed above, the Company owns rental properties in Nevada, Massachusetts and Maryland. “Other and Eliminations” below includes financial information for the Company’s corporate operations, adjusted to reflect eliminations upon consolidation.

Segment information for continuing operations only for the years ended September 30, 2008 and 2007 consisted of:

	2008	2007
	(dollars in thousands)
Pioneer Hotel:
Net operating revenues	$25,371	$30,037
Operating loss	(14,294)	(1,518)
Depreciation and amortization	1,534	2,034
Interest expense	1,262	1,292
Interest and other income	11	12
Loss before income taxes	(14,267)	(2,799)
Capital expenditures (2)	632	263
Identifiable assets (1)	16,104	28,937

Rental Properties:
Net operating revenues	$16,770	$14,073
Operating income	13,428	10,970
Depreciation and amortization	2,600	2,410
Interest expense	7,138	7,348
Interest and other income	44	38
Net income before income taxes	73,465	3,660
Capital expenditures (2)	0	0
Identifiable assets (1)	150,724	153,217

Other (Including) Eliminations:
Net operating revenues	$1,058	$1,069
Operating loss	(4,418)	(2,564)
Depreciation and amortization	145	108
Interest expense	(190)	(183)
Interest and other income	3,562	993
Net income (loss) before income taxes	(1,666)	(1,387)
Capital expenditures (2)	99	278
Identifiable assets (1)	43,146	37,828

Consolidated:
Net operating revenues	$43,199	$45,179
Operating income	(6,284)	6,888
Depreciation and amortization	4,279	4,552
Interest expense	8,210	8,457
Interest and other income	3,617	1,043
Net income (loss) before income taxes	57,532	(526)
Capital expenditures (2)	731	541
Identifiable assets (1)	209,974	219,982

(1) Identifiable assets represent total assets less elimination for intercompany items.
(2) Includes acquisition of capital assets through non-cash activities.

17.	In management’s opinion, these suggested changes do not materially change our financials or rise to a level of a material weakness or significant deficiency of disclosures controls and procedures.

18.	The property and equipment roll-forward table in question “13.” above that will be included in future filings will satisfy Rules 5-04 and 12-09 of Regulation S-X.

19.	The property and equipment roll-forward table in question “13.” above that will be included in future filings will satisfy Rules 5-04 and 12-28 of Regulation S-X.

If you have any questions or need additional information, please feel free to contact the undersigned at 702 298-2442 or via email at GSiler@pioneerlaughlin.com.

Very truly yours,

/s/ Grant L. Siler

Grant L. Siler

Principal Accounting Officer